

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 18, 2010

Via U.S. Mail and Facsimile

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
27th Floor, Profit Plaza
No. 76 West HuangPu Road
Guangzhou, PRC 510000

> **Re:** **China Food and Beverage Acquisition Corp.**
> **Item 4.01 Form 8-K**
> **Filed February 25, 2010**
> **File No. 000-53840**

Dear Mr. Quan:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: David N. Feldman, Esq.
Facsimile: (212) 997-4242